UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hypertension Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

44914V104

 (CUSIP Number)

December 31, 2009

 Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44914V104	13G	Page 2 of 6

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marten Hoekstra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,153,616 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,153,616 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,153,616 shares[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%[2]
12.	TYPE OF REPORTING PERSON IN

_________________________
[1]	The amount reported in this Schedule 13G/A reflects shares owned on the date hereof.

[2]
The percentage reported in this Schedule 13G/A is based upon 43,959,960 shares of Common Stock outstanding (composed of (i) 41,227,664 shares of Common Stock outstanding as of November 6, 2009 (according to the Form 10-Q filed by the issuer on November 6, 2009), plus (ii) warrants to purchase 1,119,538 shares of Common Stock held by Mr. Hoekstra, plus (iii) 767,976 shares of Common Stock issuable upon the conversion of Preferred Stock held by Mr. Hoekstra, plus (iv) warrants to purchase 70,398.5 shares of Preferred Stock held by Mr. Hoekstra, which is convertible into 844,782 shares of Common Stock.

CUSIP NO. 44914V104	13G	Page 3 of 6

Item 1(a)	Name of Issuer

Hypertension Diagnostics, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

2915 Waters Road, Suite 108, Eagan, MN 55121

Item 2(a)	Name of Person Filing

Marten Hoekstra

Item 2(b)	Address of Principal Business Office or, if none, Residence

296 W. 92nd Street, New York, NY 10025

Item 2(c)	Citizenship

Mr. Hoekstra is a U.S. citizen.

Item 2(d)	Title of Class of Securities

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number

44914V104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP NO. 44914V104	13G	Page 4 of 6

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4	Ownership

(a)	Amount beneficially owned:

5,153,616 shares3

(b)	Percent of Class:

11.7%4

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

5,153,616 shares

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

5,153,616 shares

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

____________________________
[3]	See footnote 1 above.

[4]	See footnote 2 above.

CUSIP NO. 44914V104	13G	Page 5 of 6

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 44914V104	13G	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2010.

By:  /s/ Marten Hoekstra
Marten Hoekstra